Exhibit (a)(1)(F)

TRC COMPANIES, INC.

21 Griffin Road North

Windsor, CT  06095

860-298-9692 (Phone)

860-298-6323 (Fax)

October 8, 2010

TO:	ELIGIBLE OPTION HOLDERS

FROM:	MARTIN H. DODD, Senior Vice President and General Counsel

Re:

OFFER TO EXCHANGE OUTSTANDING OPTIONS UNDER TRC COMPANIES, INC.’S RESTATED STOCK OPTION PLAN AND AMENDED AND RESTATED 2007 EQUITY INCENTIVE PLAN FOR A NUMBER OF RESTRICTED STOCK UNITS AND CASH PAYMENTS

ADDITIONAL IMPORTANT INFORMATION

If you are considering participation in our option exchange program through our Offer to Exchange dated September 23, 2010, please review the following important information, which clarifies or modifies information contained in the Offer to Exchange.  This information may be relevant to your decision on whether to participate in the exchange offer.

Date of Eligibility Determination.  Please note that notwithstanding any disclosure to the contrary in the Offer to Exchange, your eligibility to participate in the exchange offer will be determined as of the offer expiration date and you must therefore remain employed with TRC only through the offer expiration date to participate in the offer.

Exchange Ratio Table Clarification.  We note that the exchange ratio charts in the Offer to Exchange provide different ratios by option tranche (based on Black Scholes values).  The terms of the exchange offer provide that you must exchange all of your eligible options.  If the aggregate number of RSUs to be issued after calculation of the applicable RSU amounts deriving from all eligible option tranches held and tendered held by you does not exceed 500 RSUs, then such resulting RSU number is multiplied by $2.82 to determine your cash payment (subject to the $100 minimum payment).  Those tranches in the chart with a dash in the “Shares Subject to Replacement Stock Units to be Granted” column, have a zero value based on the Black Scholes calculation, and do not provide any credit towards your replacement RSU amount.

Additional Withdrawal Right.  Please note that in addition to the withdrawal rights described in Section 5 of the Offer to Exchange, your tendered options may be withdrawn pursuant to Securities Exchange Act Rule 13e-4(f)(2)(ii) on or after November 22, 2010 (i.e. 40 business days from the offer commencement date) if your options have not been accepted for exchange for any reason by that date.

Legends.  Please note that the Treasury Department Circular 230 disclaimer legend contained on page 42 of the Offer to Exchange has been deleted from the Offer to Exchange and you should disregard this paragraph.  Furthermore, we would like to clarify that the first sentence of the last legend paragraph on page 5 of the Offer to Exchange refers to termination of a plan taking place subsequent to the offer expiration date.

If you have any questions about the offer, please call me at (860) 298-6212.